Auditors' Report

To the Shareholders of North American Palladium Ltd.

We have audited the consolidated balance sheets of North American Palladium Ltd. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada,
February 23, 2009.

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

December 31	2008	2007

ASSETS
Current Assets
Cash and cash equivalents	$43,068	$74,606
Concentrate awaiting settlement, net – Note 3	43,051	79,087
Taxes recoverable	638	62
Inventories – Note 4	16,590	26,320
Other assets – Note 5	3,193	2,563

	106,540	182,638
Mining interests, net – Note 6	31,640	114,464
Mine restoration deposit – Note 7	8,724	8,272

	$146,904	$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$13,996	$20,757
Future mining tax liability – Note 21	–	168
Current portion of obligations under capital leases – Note 8	1,992	1,672
Convertible notes payable – Note 9	–	25,710
Current portion of long-term debt – Note 10	4,430	5,918

	20,418	54,225
Mine restoration obligation – Note 7	8,455	8,878
Obligations under capital leases – Note 8	1,130	1,824
Long-term debt – Note 10	–	3,957
Future mining tax liability – Note 21	–	539

	30,003	69,423
Shareholders' Equity
Common share capital and purchase warrants – Note 13	485,386	443,986
Stock options	2,305	1,673
Equity component of convertible notes payable, net of issue costs – Note 9	–	6,044
Contributed surplus	12,336	6,292
Deficit	(383,126)	(222,044)

Total shareholders' equity	116,901	235,951

	$146,904	$305,374

Commitments – Notes 1 and 17
Contingencies – Note 7 and 20

See accompanying notes to the consolidated financial statements

On Behalf of the Board

André J. Douchane Director	Gregory J. Van Staveren Director

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)

Year ended December 31	2008	2007	2006

Revenue – before pricing adjustments	$148,428	$201,367	$145,819
Pricing adjustments:
Commodities	(38,633)	8,756	11,674
Foreign exchange	15,696	(14,191)	1,707

Revenue – after pricing adjustments – Note 18	125,491	195,932	159,200

Operating expenses
Production costs	115,037	124,921	112,458
Inventory pricing adjustment – Note 4	3,875	144	–
Smelter treatment, refining and freight costs	19,325	22,444	15,438
Amortization – Note 6(b)	36,026	46,908	30,103
Asset impairment charge – Note 6(c)	90,000	–	–
Insurance recovery – Note 14	(13,800)	–	–
Loss on disposal of equipment	2,466	–	194
Asset retirement costs	321	1,010	554

Total operating expenses	253,250	195,427	158,747

Income (loss) from mining operations	(127,759)	505	453

Other expenses
General and administration	7,666	7,773	6,734
Exploration	23,070	12,138	11,831
Interest and other financing costs – Note 19	3,443	18,633	15,647
Foreign exchange loss (gain)	971	(8,422)	1,759

Total other expenses	35,150	30,122	35,971

Loss before taxes	(162,909)	(29,617)	(35,518)
Income and mining tax recovery – Note 21	(2,230)	(937)	(1,409)

Net loss and comprehensive loss for the year	(160,679)	(28,680)	(34,109)
Deficit, beginning of year, as previously reported	(222,044)	(193,364)	(159,255)
Adoption of new accounting standards for inventory – Note 2	(403)	–	–

Deficit, end of year	$(383,126)	$(222,044)	$(193,364)

Net loss per share
Basic and diluted – Note 13(f)	$(1.94)	$(0.51)	$(0.65)

Weighted average number of shares outstanding – basic and diluted – Note 13(f)	82,839,706	55,792,203	52,562,939

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)

Year ended December 31	2008	2007	2006

Cash provided by (used in)
Operations
Net loss for the year	$(160,679)	$(28,680)	$(34,109)
Operating items not involving cash
Accretion expense relating to convertible notes payable	3,372	12,947	10,090
Amortization	34,046	46,908	30,103
Amortization of deferred financing costs	193	751	1,090
Asset impairment charge – Note 6(c)	90,000	–	–
Interest on convertible notes settled in shares	732	2,644	1,974
Accrued interest on mine restoration deposit	(135)	(231)	(194)
Unrealized foreign exchange loss (gain)	(13,635)	10,799	(822)
Unrealized commodity price adjustment	43,028	(3,964)	(6,152)
Asset retirement costs	321	1,010	554
Future income tax recovery – Note 21	(2,121)	(937)	(739)
Stock based compensation and employee benefits	1,945	1,637	1,771
Loss on disposal of equipment	2,466	–	194

	(467)	42,884	3,760
Changes in non-cash working capital – Note 22(a)	7,317	(17,408)	(37,549)

	6,850	25,476	(33,789)

Financing Activities
Issuance of common shares and warrants, net of issue costs – Note 12 and 13	10,475	75,318	3,955
Repayment of long-term debt	(6,291)	(12,016)	(6,566)
Repayment of obligations under capital leases	(1,866)	(1,979)	(2,278)
Mine restoration deposit	(317)	–	(600)
Issuance of convertible notes	–	–	41,037
Increase in long-term debt and credit facility	–	–	8,111
Deferred financing costs	–	–	(2,364)

	2,001	61,323	41,295

Investing Activities
Additions to mining interests	(40,691)	(15,346)	(19,384)
Proceeds on disposal of mining interests	302	–	–

	(40,389)	(15,346)	(19,384)

Increase (decrease) in cash and cash equivalents	(31,538)	71,453	(11,878)
Cash and cash equivalents, beginning of year	74,606	3,153	15,031

Cash and cash equivalents, end of year	$43,068	$74,606	$3,153

Cash and cash equivalents consisting of:
Cash	$2,532	$4,444	$3,153
Short-term investments	40,536	70,162	–

	$43,068	$74,606	$3,153

Supplementary information – Note 22(b), (c) (d) and (e)

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable – Note 9:
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	–	–	(6,044)	6,044	–	30,332
For interest payments on convertible notes payable	165,185	714	18	–	–	–	–	–	732
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	311,251	1,313	–	632	–	–	–	–	1,945
Net loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(160,679)	(160,679)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to consolidated financial statements.

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2006	52,947,693	$331,705	$1,269	$8,038	$12,336	$–	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	3,120,997	26,180	–	–	(6,292)	6,292	–	26,180
For interest payments on convertible notes payable	341,528	2,644	–	–	–	–	–	2,644
Private placement of flow-through shares (net)	550,000	5,686	–	–	–	–	–	5,686
Tax effect of flow-through shares	–	(1,114)	–	–	–	–	–	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	–	–	–	–	–	64,461
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	5,155	–	–	–	5,155
Stock options exercised	5,000	17	–	–	–	–	–	17
Fair value of stock options exercised	–	10	(10)	–	–	–	–	–
Stock-based compensation expense	138,685	1,204	414	–	–	–	–	1,618
Net loss for the year ended December 31, 2007	–	–	–	–	–	–	(28,680)	(28,680)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
 for the years ended December 31, 2008, 2007 and 2006
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. The Company operates in one operating segment, mining. Its principal asset is the Lac des Iles mine, located in the Thunder Bay District in Ontario, which has been in continuous operations since 1993.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium and platinum) and by-product metals (gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control. On October 21, 2008, the Company announced that, due to declining metal prices, it was temporarily placing its Lac des Iles mine on a care and maintenance basis effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

The Lac des Iles mine consists of an open pit mine, an underground mine and two processing plants (one of which was decommissioned in June 2001). The primary deposits on the property are the Roby Zone and the Offset High Grade Zone ("Offset Zone"). The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, an underground mine went into commercial production to access a higher grade portion of the Roby Zone.

The Offset Zone located on the Lac des Iles property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. An updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth. A detailed prefeasibility report is underway with the objectives of converting indicated resources to probable reserves, and assessing the optimal mining and milling configuration and economics of developing the upper portion of the Offset Zone. The report is expected to be completed by the end of the second quarter of 2009.

In addition to mining, development and exploration activities around the Lac des Iles property, the Company has historically conducted grassroots exploration activities within the Province of Ontario and elsewhere as opportunities are identified. In 2008, the primary projects were the Shebandowan West Project and the Arctic Platinum Project.

(a)
Shebandowan Project

  On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties (the "Shebandowan Joint Venture") pursuant to an option and joint venture agreement with Vale Inco. The Shebandowan West Project encompasses three shallow nickel-copper-PGM mineralized zones within the Shebandowan Joint Venture known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former producing Shebandowan mine. The property is located approximately 100 kilometers southwest from of the Company's Lac des Iles mine. On October 25, 2007, the Company announced the completion of a NI 43-101 compliant mineral resource estimate for the Shebandowan West Project by an independent Qualified Person. Management was considering a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the original mill on the Lac des Iles property. Due to the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan Joint Venture, including at the Shebandowan

  West Project. A decision on when and whether to resume activities will largely depend on the long term outlook for nickel prices.

(b)
Arctic Platinum Project

  The Company was party to an agreement with Gold Fields Limited that would have entitled it to a 60% interest in a series of mining leases and claims known as the Arctic Platinum Project ("APP").

  In order to satisfy the requirements of its earn-in, the Company had to satisfy a number of conditions on or before August 31, 2008, including: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 9,227,033 common shares to Gold Fields BV to earn a 60% interest or if Gold Fields exercised a claw-back right, issue 7,381,636 common shares to earn a 50% interest. As at December 31, 2008, the Company had completed the re-scoping study, incurred over US$18.8 million in expenditures charged to exploration expense and commissioned a feasibility study.

  The Company received a draft feasibility study in the summer of 2008 which showed that lower commodity prices, coupled with the increased price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables had adversely impacted the economics of the project. As a result of these findings, the Company determined that it would not deliver a positive feasibility study for the APP prior to the August 31, 2008 deadline. The Company advised Gold Fields of the outcome and the parties discussed strategic alternatives for the project. The parties failed to reach an agreement and the Company's option over the APP has since lapsed. All interests in APP have now reverted back to Gold Fields Limited.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian dollars unless otherwise noted. The more significant accounting policies are summarized as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Lac des Iles Mines Ltd. ("LDI") and North American Palladium Arctic Services Ltd. ("NAPFS"), and also reflect the transfer of the Company's interest in North American Palladium Finland Ltd. ("NAPFL") to Gold Fields Exploration B.V. for a nominal amount following the lapse of the Company's option over the Arctic Platinum Project. All inter-company balances and transactions have been eliminated.

Revenue and Concentrate Awaiting Settlement

Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs which are subject to final assay adjustments.

Although the Company sold its metals during 2008 to a limited number of customers, it is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

Concentrate, Crushed and Broken Ore Stockpiles and Supplies Inventories

Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost (including an allocation of the amortization of production related assets) and net realizable value.

Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpile tonnages are verified by periodic surveys. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and net realizable value.

Mining Interests

Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred.

The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis as described above.

Mining leases and claims and royalty interests are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made.

Impairment of Long-lived Assets

Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is less than the carrying value. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Asset Retirement Obligations

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. Total undiscounted cash flows required to settle the obligations are estimated to be approximately $8,400 the majority of which is to be paid at the end of the mine life, which is currently expected in 2010. A credit adjusted risk-free rate of 3% has been utilized to determine the obligation recorded on the balance sheet. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

Stock-Based Compensation Plans

The Company has a stock-based compensation plan which is described in note 13 (e) and a Restricted Share Unit Plan ("RSU") which is described in note 13 (g). The Company recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each RSU, being the fair market value of the Company's common shares at the grant date, is recorded as a liability on the Company's consolidated balance sheet over the vesting period. The value of the RSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

Translation of Foreign Currency

The reporting and functional currency of the Company is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of operations, comprehensive loss and deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

Cash and Cash Equivalents

Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

Deferred Financing Costs

Deferred financing costs represent the costs of negotiating and securing the Company's long-term debt facilities. Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability and the effective interest rate method is now used to amortize these costs to operations. As at January 1, 2007, the Company adjusted the carrying value of the related long-term debt and the convertible note payable using the effective interest method. The impact in 2007 was a decrease in the carrying value of the convertible notes payable of $855 and a decrease in the long-term debt of $107 and a decrease in deferred financing costs of $962.

Basic and Diluted Loss Per Share

Basic loss per common share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible notes and common share purchase warrants (equity instruments), if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

Flow-Through Shares

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renunciation. As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carry-forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Derivative Financial Instruments

From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at December 31, 2008.

From time to time the Company may enter into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed U.S. dollar denominated revenues. The Company had no outstanding foreign exchange forward sales contracts as at December 31, 2008.

The Company does not hold financial instruments or derivative financial instruments for trading purposes.

Adoption of New Accounting Standards

Inventories

The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition in certain circumstances, write-downs of inventory previously recognized may be reversed. The Company adopted this standard prospectively in accordance with the transitional provisions. On adoption of the new standard on January 1, 2008, an adjustment to supplies inventory of $3,529 was recognized to reclassify items not meeting the definition of inventory, including major spare parts and insurance spares, to property, plant and equipment. A related increase to opening deficit of $403, net of taxes was recognized to adjust for accumulated amortization.

Further upon adoption of this standard, the Company changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. The change in valuation had no impact on the Company's financial statements.

Prior periods presented have not been restated as a result of the adoption of the standard.

Financial Instruments – Recognition and Measurement

On January 1, 2008 the Company adopted CICA Handbook Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation". These sections require the disclosure of information with regards to the significance of financial instruments for the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the company manages those risks. These standards replace CICA Handbook Section 3861, "Financial Instruments". The additional disclosures required as a result of adopting these standards are included in note 15.

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. The additional disclosures required as a result of adopting these standards are included in note 16.

Future Accounting Standards

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Other Intangible Assets", and Handbook Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results; however, it is not possible to quantify the impact at this time.

3.  CONCENTRATE AWAITING SETTLEMENT

Concentrate awaiting settlement is comprised of:

	2008	2007

Concentrate awaiting settlement, gross	$46,984	$85,869
Refining and smelter treatment charges	(3,933)	(6,782)

Concentrate awaiting settlement, net	$43,051	$79,087

The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between March and December 2008, including 115,786 ounces of palladium which were provisionally valued at the December 31, 2008 London Metal Exchange ("LME") afternoon price fix of US$183 (2007 – including 125,802 ounces of palladium valued at US$364), and 9,961 ounces of palladium that were valued at the realized price of US$206. The LME afternoon price fix as at February 23, 2009 was US$204.

All of the concentrate awaiting settlement is due from two domestic customers at December 31, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

4.  INVENTORIES

Inventories consist of the following:

	2008	2007

Supplies	$12,363	$14,847
Crushed and broken ore stockpiles	4,227	8,447
Concentrate	–	3,026

	$16,590	$26,320

The Company adopted the new CICA Handbook Section 3031, "Inventories," effective January 1, 2008, resulting in the prospective reclassification of $3,529 in major spare parts and insurance spares from inventories and supplies to property, plant and equipment. Prior periods presented have not been restated as a result of the adoption of this standard.

In addition, Section 3031 of the CICA Handbook also requires the Company to disclose the amount of inventories expensed and any inventory write-downs recognized as an expense in the period.

For the year ended December 31, 2008, supplies inventory of $31,247 (2007 – $28,895) were expensed.

For the year ended December 31, 2008, the Company recognized write-downs of obsolete supplies inventories of $296 (2007 – $533).

For the year ended December 31, 2008, the Company recognized write-downs of concentrate inventory of $241 (2007 – $144) due to declining commodity prices.

For the year ended December 31, 2008, the Company recognized write-downs of crushed and broken ore stockpiles of $3,634 (2007 – $Nil) due to declining commodity prices.

5.  OTHER ASSETS

Other assets consist of the following:

	2008	2007

Investments*	$850	$9
Prepaids	839	779
GST recoverable	1,475	1,203
Other	29	572

	$3,193	$2,563

*
Investments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognized in the income statement.

6.  MINING INTERESTS

(a)
Mining interests are comprised of the following:
	2008	2007

Plant and equipment, at cost	$380,913	$368,339
Underground mine development, at cost	55,486	52,174
Accumulated amortization and impairment charges	(414,824)	(319,388)

	21,575	101,125

Equipment under capital lease, at cost	11,158	14,076
Accumulated amortization and impairment charges	(5,819)	(7,022)

	5,339	7,054

Mining leases and claims, royalty interest, and development, at cost	82,561	82,561
Accumulated amortization and impairment charges	(77,835)	(76,276)

	4,726	6,285

Mining interests, net	$31,640	$114,464

(b)
Amortization expense is comprised of amortization of the following mining interests:
	2008	2007	2006

Capital assets (including plant and equipment, and equipment under capital lease)	$34,466	$44,430	$28,422
Mining leases and claims, royalty interest, and development costs	1,560	2,478	1,681

	$36,026	$46,908	$30,103

(c)
Asset impairment charge

  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset.

  At December 31, 2008, the Company recorded a non-cash impairment charge of $90,000 (2007 – $nil, 2006 – $nil) to write-down the carrying value of mining interests due to certain key assumptions which were affected by declining commodity prices and the resultant decision to temporarily place the Lac des Iles mine on a care and maintenance basis. Based on these revised assumptions, the carrying values have been written down to their estimated fair values to reflect prevailing market conditions.

7.  MINE RESTORATION OBLIGATION AND DEPOSIT

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), has established a trust fund (the "Fund") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the mine site and the Shebandowan West Property. The mine closure plan calls for a total amount of $8,400 to be accumulated in the Fund.

Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2008, the Company had $8,724 (2007 – $8,272) on deposit with the Ministry including accrued interest of $872. All current amounts required have been contributed as at December 31, 2008. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

At December 31, the asset retirement and the related mine restoration deposit are as follows:

	2008	2007

Mine restoration obligation, beginning of the year	$8,878	8,211
Change in estimated closure costs	(527)	–
Accretion expense (recovery)	104	667

Mine restoration obligation, end of the year – Note 2	$8,455	$8,878
Mine restoration deposit	8,724	8,272

Excess (shortfall) of deposit over obligation	$269	$(606)

8.  OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2008	2007

2008	$–	$1,830
2009	2,122	1,499
2010	766	402
2011	268	–
2012	157	–

Total minimum lease payments	3,313	3,731
Amounts representing interest at rates from 2.8% – 3.6%	(191)	(235)

Present value of minimum lease payments	3,122	3,496
Less current portion	(1,992)	(1,672)

	$1,130	$1,824

9.  CONVERTIBLE NOTES PAYABLE

	2008	2007

Series I convertible notes – matured August 1, 2008	$–	$17,011
Series II convertible notes – matured December 1, 2008	–	8,699

	–	25,710
Less current portion	–	(25,710)

	$–	$–

As at December 31, 2008, the principal amount outstanding on the Series I and Series II convertible notes was US$Nil (December 31, 2007 – US$17,500) and US$Nil (December 31, 2007 – US$9,000) respectively. The Company recorded accretion expense of $3,372 (2007 – $12,947), of which $815 (2007 – $3,245) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable. The convertible notes were fully repaid on December 1, 2008.

The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized over the term of the convertible notes using the effective interest method.

On January 13, 2009, 1,501,638 shares were issued relating to the final December 1, 2008 convertible note principal and interest payment.

10.  LONG-TERM DEBT

	2008	2007

Equipment finance company credit facility consisting of $2,000 and US$2,000 (2007 – $4,000 and US$6,000) loans	$4,448	$9,928
Less: financing costs (net of amortization)	(18)	(53)

	4,430	9,875
Less current portion	(4,430)	(5,918)

	$–	$3,957

The Company's long-term debt is comprised of a senior credit facility with an equipment finance company. The interest rate under the Canadian loan facility is Canadian LIBOR plus 2.50%, or 4.55% at December 31, 2008 (7.05% – 2007). The interest rate under the US loan facility is US LIBOR plus 2.50%, or 2.94% at December 31, 2008 (7.10% – 2007). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the loan, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

11.  KAISER-FRANCIS CREDIT FACILITY

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5,000 short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility was based on the 30-day US LIBOR plus 2.5% and the standby fee was 0.125% per annum. This facility was repaid on March 7, 2007.

12.  RELATED PARTY TRANSACTIONS AND COMMITMENTS

Kaiser-Francis is the major shareholder of the Company. In addition to the related party transactions with Kaiser-Francis disclosed in note 11, the Company had the following related party transactions:

(a)
Under the terms of the Company's convertible notes, the Company could not offer equity securities without first offering to the noteholders a pre-emptive right to each to subscribe for 12.5% of the total equity securities being offered. If either noteholder subscribes for less than its 12.5% share, the unused right shall then be offered to the non-declining party, Kaiser-Francis or the institutional investor, as the case may be. As a result of this provision of the agreement, Kaiser-Francis exercised the pre-emptive right and subscribed for 25% of the unit offering of 18,666,667 units that closed on December 13, 2007.

(b)
On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option and Kaiser-Francis also exercised its pre-existing right under the securities purchase agreement to subscribe for 25% of the over-allotment units.

13.  SHAREHOLDERS' EQUITY

(a)
Authorized Capital Stock

  The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants:

  The changes in issued common share purchase warrants for the year are summarized below:

	2008		2007
	Shares	Amount	Shares	Amount

Balance beginning of year	12,089,998	$13,193	1,990,969	8,038
Issued pursuant to unit offering, net of issue costs	1,400,000	899	9,333,333	5,155
Increase pursuant to anti-dilution provisions	–	–	765,696	–
Warrants exercised	(100)	–	–	–

Balance, end of year	13,489,898	$14,092	12,089,998	$13,193

  On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total net proceeds of approximately US$68,719 (issue costs US$5,919).

  On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of US$4.00 per unit ($4.04), for total net proceeds of US$10,391 (issue costs US$725).

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the issue of the convertible notes, warrants to purchase 2,756,665 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,805,016	US$10.73	March 29, 2010
951,649	US$7.85	June 23, 2010

  In connection with the issue of the unit offering, warrants to purchase 10,733,233 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

(c)
Group Registered Retirement Savings Plan

  The Company has a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company's matching contribution can be made either in cash or treasury shares of the Company. During 2008, the Company contributed 311,251 shares with a fair value of $1,313 (2007 – 138,365 shares with a fair value of $1,204).

(d)
Private Placements

  On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $3,375 were spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) prior to December 31, 2007.

  On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares. The gross proceeds of $6,050 were spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) prior to December 31, 2008.

  Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and the share capital is reduced and future income tax liabilities is increased by the estimated income tax benefits renounced by the Company to the investors. The tax attributes for the 2007 expenditures were renounced in 2008, and those from 2006 were renounced in 2007.

(e)
Corporate Stock Option Plan

  The Company has adopted, and the shareholders have approved, the Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which determines the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange ("TSX") on the day prior to the date of grant), expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted vest as to 1/3 on each of the first three anniversary dates of the date of grant.

  The maximum number of common share options available for grant shall not exceed 5,700,000 being approximately 6.7% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2008, 2,428,090 options (2007 – 532,757 options) were available to be granted under the Plan.

  The following summary sets out the activity in outstanding common share purchase options:

	2008		2007
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding, beginning of year	356,433	$9.89	360,133	$10.24
Granted	1,110,000	3.60	132,500	9.05
Exercised	–	–	(5,000)	3.42
Cancelled	(5,333)	10.82	(131,200)	10.25

Outstanding, end of year	1,461,100	5.10	356,433	$9.89

Options exercisable at end of year	263,099	$10.23	191,600	$10.76

  The following table summarizes information about the Company's stock options outstanding at December 31, 2008:

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2008	Options Exercisable at Dec. 31, 2008

$ 2.20	September 30, 2016	750,000	–
$ 4.75	February 27, 2011	7,500	7,500
$ 4.83	July 20, 2016	20,000	–
$ 5.22	June 9, 2016	40,000	–
$ 6.47	May 21, 2016	265,000	–
$ 7.85	August 26, 2014	30,000	20,000
$ 8.12	October 8, 2015	15,000	5,000
$ 8.40	June 20, 2014	35,000	23,333
$ 8.45	April 1, 2015	40,000	13,333
$ 8.83	December 14, 2013	10,000	10,000
$ 8.87	January 14, 2015	7,500	2,500
$ 9.03	March 1, 2015	7,000	2,333
$ 9.21	February 24, 2016	35,000	–
$10.00	November 27, 2012	50,000	50,000
$10.18	April 15, 2015	30,000	10,000
$11.90	June 23, 2012	119,100	119,100

		1,461,100	263,099

  The fair value of options granted in 2008 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.07% (2007 – 3.97%; 2006 – 4.05%), expected dividend yield of nil (2007 – nil; 2006 – nil), expected volatility of 79% (2007 – 54%; 2006 – 55%), and expected option life of 4 years (2007 – 4 years; 2006 – 4 years). The estimated fair value of the options is expensed over the option's vesting period, which is 3 years. The weighted average fair market value of options granted in 2008 was $2.08 (2007 – $4.11; 2006 – $3.78). Compensation expense related to the Plan for the year ended December 31, 2008 was $632 (2007 – $414; 2006 – $561).

(f)
Reconciliation of the diluted number of shares outstanding:
	2008	2007	2006

Net loss available to common shareholders	$(160,679)	$(28,680)	$(34,109)

Weighted average number of shares outstanding	82,839,706	55,792,203	52,562,939
Effect of dilutive securities stock options	–	–	–

Weighted average diluted number of shares outstanding	82,839,706	55,792,203	52,562,939

Diluted net loss per share	$(1.94)	$(0.51)	$(0.65)

  The effect of stock options and warrants has not been included in the determination of diluted loss per share for 2008, 2007 or 2006, because to do so would be anti-dilutive.

  At December 31, 2008, there were 13,752,997 (2007 – 14,794,088) equity instruments convertible to common shares of which 13,752,997 (2007 – 14,794,088) have been excluded from the calculation of diluted net loss per share because to do so would have been anti dilutive. These excluded equity instruments could potentially dilute basic earnings per share in the future.

(g)
Other Stock-Based Compensation – Restricted Share Unit Plan

  The Company has an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which will determine after considering recommendations made by the compensation committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

  As at December 31, 2008, 5,002 (2007 – 10,001) restricted share units have been granted and are outstanding at an aggregate value of $9 (2007 – $19).

14.  INSURANCE RECOVERY

The Company previously filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as in interim payment against this claim and in July 2008 a settlement in the amount of $14,500 was received for the remainder of this claim. The amount of $13,800 has been included as income from mining operations and $700 received for legal costs has been included as a reduction of general and administration expenses.

15.  FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure arises principally from its short term investments and concentrate awaiting settlement. Historically, the Company has not experienced any losses related to individual customers. All of the Company's concentrate awaiting settlement is due from two domestic customers at December 31, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2008	2007

Cash and cash equivalents	$2,532	$4,444
Short term investments	40,536	70,162
Concentrate awaiting settlement*	43,051	79,087

	$86,119	$153,693

*
The aging of concentrate awaiting settlement at the reporting date and December 31, 2007 is all current.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign-based suppliers, long-term debt, capital leases, and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the US dollar against the Canadian dollar. The Company's foreign exchange risk management includes from time to time the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. As at December 31, 2008, the Company had not entered into any foreign exchange contracts.

For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

The Company is exposed to the following currency risk on revenues, purchases and borrowings at December 31, 2008.

US$

Cash	$151
Concentrate awaiting settlement	35,171
Accounts payable and accrued liabilities	(160)
Obligations under capital leases	(1,834)
Long-term debt	(2,000)

$31,328

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $313 decrease or increase, respectively, in the Company's net income for the year ended December 31, 2008.

The following summary illustrates the fluctuations in the exchange rates during the year ended December 31, 2008, as compared to the Canadian dollar.

	US$		Euro €

Exchange rates as at March 31, 2008	US$	1.00	€0.66
Exchange rates as at June 30, 2008	US$	0.98	€0.62
Exchange rates as at September 30, 2008	US$	0.95	€0.68
Exchange rates as at December 31, 2008	US$	0.82	€0.59
Average exchange rates for the year ended December 31, 2008	US$	0.94	€0.64

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. It is exposed to interest rate risk due to its variable-rate long-term debt. Although the Company does not hold any specific hedging instruments, it does hold certain short term investments. Interest rate fluctuations may have an effect on the interest income the Company derives from its short term investments and which will favourably offset changes in the interest on debt instruments.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

The following table summarizes the interest rates which the Company had exposure to as at December 31, 2008.

	2008	2007

US LIBOR	0.44%	4.60%
Canadian LIBOR	2.05%	4.55%
US prime rate	3.25%	7.25%

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices for its various metal sales. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at December 31, 2008.

As at December 31, 2008, assuming that all other variables remain the same, a strengthening or weakening of selling prices as shown in the table below, would have had an approximate favourable or unfavourable impact on earnings as follows:

Metal		Price variability		Impact

Palladium	+/- $	10 per oz	+/-	$1,400
Platinum	+/- $	10 per oz	+/-	$70
Gold	+/- $	10 per oz	+/-	$80
Nickel	+/- $	1 per lb	+/-	$550
Copper	+/- $	0.25 per lb	+/-	$250

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the sales pipeline, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity exists, the Company may pursue various debt and equity instruments for short-term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2008 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years	Between 2 years and 5 years

Obligations under capital leases	$3,122	$1,992	$976	$154
Long-term debt	4,430	4,430	–	–

	$7,552	$6,422	$976	$154

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company's financial instruments consist of cash and cash equivalents, concentrate awaiting settlement, accounts payable and accrued liabilities, obligations under capital leases and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of concentrate awaiting settlement and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of the variable-rate debt approximates the carrying value of such debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms.

16.  CAPITAL DISCLOSURE

The Company's objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company's outstanding debt and total shareholder's equity. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, and issue new debt to replace existing debt with different characteristics.

There were no changes in the Company's approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

17.  COMMITMENTS

(a)
Sheridan Platinum Group of Companies ("SPG") Commitment

  The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine.

(b)
Operating Leases and Other Purchase Obligations

  As at December 31, 2008, the Company had outstanding operating lease commitments and other purchase obligations of $1,899 and $1,966 respectively (2007 – $3,257 and $10,808) all of which had maturities of less than five years.

18.  REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2008
Year ended December 31	$148,428	71,989	24,598	12,442	23,466	13,326	2,607
Revenue – before pricing adjustments
Pricing adjustments:
Commodities	(38,633)	(23,992)	(7,296)	(93)	(4,765)	(2,076)	(411)
Foreign exchange	15,696	8,291	2,840	2,017	1,419	907	222

Revenue – after pricing adjustments	$125,491	56,288	20,142	14,366	20,120	12,157	2,418

2007
Year ended December 31
Revenue – before pricing adjustments	$201,367	95,146	29,183	12,315	46,862	15,589	2,272
Pricing adjustments:
Commodities	8,756	3,443	4,516	1,825	(1,621)	180	413
Foreign exchange	(14,191)	(6,783)	(2,723)	(1,177)	(2,653)	(765)	(90)

Revenue – after pricing adjustments	$195,932	91,806	30,976	12,963	42,588	15,004	2,595

2006
Year ended December 31
Revenue – before pricing adjustments	$145,819	70,645	23,438	8,970	27,930	13,984	852
Pricing adjustments:
Commodities	11,674	4,133	821	769	4,964	697	290
Foreign exchange	1,707	866	177	105	406	144	9

Revenue – after pricing adjustments	$159,200	75,644	24,436	9,844	33,300	14,825	1,151

Generally, the Company delivers all of its concentrate to one customer (2007 – one customer) under the terms of an agreement. The customer has agreed to smelt and refine all of the Company's concentrate to March 31, 2010, with an option by mutual agreement to extend for a further two years to March 31, 2012. During the year ended December 31, 2008, due to a maintenance shutdown at the primary customer, temporary arrangements were made to smelt and refine the Company's concentrate at another customer.

19.  INTEREST AND OTHER FINANCING COSTS

	2008	2007	2006

Interest on convertible notes payable, Note 9	$672	$2,763	$2,519
Accretion expense relating to convertible notes payable, Note 9	3,372	12,947	10,090

	4,044	15,710	12,609
Interest on long term debt, Note 10	456	1,094	1,505
Interest on capital leases, Note 8	173	379	404
Interest on Kaiser Francis credit facility, Note 11	–	90	569
Interest on advance purchase facility	64	446	148
Other interest and financing costs	1,157	837	123
Deferred financing costs	193	751	1,090

	6,087	19,307	16,448
Interest income	(2,644)	(674)	(801)

	$3,443	$18,633	$15,647

20.  CONTINGENCIES

(a)
The Company is a defendant in an action by another mining company claiming actual damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000, and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. This action relates to a predecessor company of the Company and has been inactive for sometime. No provision has been made in the accounts as at December 31, 2008 or 2007 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by Sheridan Platinum Group of Companies ("SPG") regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 13 as the Company has been indemnified by SPG regarding such matters.

(b)
From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.

21.  INCOME TAXES

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 33.5% (2007 – 36.1%, 2006 – 36.1%).

	2008	2007	2006

Income tax recovery using statutory income tax rates	$(54,574)	$(10,692)	$(12,822)
Increase (decrease) in taxes resulting from:
Resource allowance deemed income	4,335	77	133
Non-taxable portion of capital losses (gains)	491	(1,196)	(76)
Losses not tax benefited	47,922	9,968	10,790
Non-deductible expenses	362	158	212
Losses incurred in foreign entities, taxed at a lower rate	8	569	701
Ontario mining taxes	(778)	177	(195)
Other	4	2	(152)

Income and mining tax recovery	$(2,230)	$(937)	$(1,409)

The details of the Company's income and mining tax recovery are as follows:

	2008	2007	2006

Current income tax expense (recovery):
Income taxes	$–	$–	$(360)
Mining taxes	(109)	–	(310)

	(109)	–	(670)

Future income tax expense (recovery):
Income taxes	(1,452)	(1,114)	(854)
Mining taxes	(669)	177	115

	$(2,121)	$(937)	$(739)

	$(2,230)	$(937)	$(1,409)

Future tax assets (liabilities) consist of the following temporary differences:

	2008	2007

Long-term future income tax asset:
Mining interests, net	$58,370	38,476
Deferred financing costs	1,664	2,004
Mine restoration obligation	2,185	2,235
Future mining tax liability	6	106
Other assets	217	141
Non-capital loss carry-forwards	22,369	10,556
Ontario corporate minimum tax credits	327	327
Capital loss carry-forwards	233	533
Valuation allowance for capital loss carry-forwards	(85,334)	(52,941)

Net future income tax asset, long-term	37	1,437

Future income tax liability, long-term:
Long-term debt	(36)	(300)
Convertible notes payable	–	(447)
Obligations under capital leases	5	(122)

Net future income tax liability, long term	(31)	(869)

Net future income tax asset, long-term	$6	$568

Future income tax liability, current:
Crushed and broken ore stockpiles	–	(564)
Deferred financing costs	(6)	(4)

Future tax liability, current	(6)	$(568)

Future income tax assets (liabilities)	$–	$–

Future mining tax liability, current:
Inventories	$38	–
Crushed and broken ore stockpiles	–	(168)
Valuation allowance	(38)	–

Future mining tax liability, current	–	(168)

Future mining tax liability, long-term:
Mining interests, net	8,953	(1,742)
Provision for mine closure costs	496	449
Mine restoration obligation	719	754
Valuation allowance	(10,168)	–

Future mining tax liability, long-term	$–	$(539)

At December 31, 2008, the Company had capital loss carry-forwards of approximately $1,600 (2007 – $3,700), which are available to reduce capital gains of future years.

At December 31, 2008, the Company and its subsidiary had non capital losses of approximately $85,900 (2007 – $30,900), of which $12,200 expires in 2015, $8,800 expires in 2026, $44,700 expires in 2027, and $20,200 expires in 2028. The tax benefit of these losses has not been recognized in the financial statements.

At December 31, 2008, the Company and its subsidiary had undepreciated capital cost allowance of approximately $256,000 (2007 – $254,000) available to offset future taxable income.

22.  STATEMENT OF CASH FLOWS

(a)
The net changes in non-cash working capital balances related to operations are as follows:
	2008	2007	2006

Cash provided by (used in):
Concentrate awaiting settlement	$13,134	$(12,113)	$(38,042)
Inventories and stockpiles	2,326	(4,629)	(3,727)
Other assets	(806)	20	(258)
Accounts payable and accrued liabilities	(6,761)	(769)	5,009
Taxes recoverable	(576)	83	(531)

	$7,317	$(17,408)	$(37,549)

(b)
Cash outflows during the year for interest and income taxes were as follows:
	2008	2007	2006

Interest paid on long-term debt	$446	$1,249	$2,319
Interest paid on obligations under capital leases	$173	$393	$592
Income and mining taxes paid	$143	$263	$291

(c)
The Series I and II convertible notes bore interest at a rate of 6.5% per annum payable bi-monthly. During 2008 the Purchasers elected to receive common shares in settlement of their interest expense in the amount of $732 (2007 – $2,644; 2006 – $1,974). The convertible notes were fully repaid December 1, 2008.

(d)
During 2008 the Purchasers elected to receive common shares in settlement of the principal repayments on the Series I and II convertible notes in the amount of $30,332 (2007 – $24,149). The convertible notes were fully repaid December 1, 2008.

(e)
During 2008, the Company capitalized to mining interests expenditures of $40,691 (2007 – $15,346; 2006 – $19,384) of which $955 (2007 – $nil; 2006 – $nil) related to capital leases and $3,529 by adoption of CICA Handbook Section 3031.

23.  COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2008.